

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2011

<u>Via E-mail</u>
Dr. Joel Morganroth, M.D.
President and Chief Executive Officer
eResearchTechnology, Inc.
1818 Market Street
Philadelphia, PA 19103

      Re: **eResearchTechnology, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2010
               Filed March 3, 2011
               Responses dated August 22, 2011 and October 18, 2011
               File No. 000-29100

Dear Dr. Morganroth:

      We have reviewed your filing and responses and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 14A filed March 9, 2011</u>

<u>Elements of Our Compensation Program, page 14</u>

1. We reissue comment two of our letter dated August 11, 2011. We note your disclosure in the last paragraph of page 15 that the executive's annual performance-based incentive bonus is tied to, among other things, individual performance objectives, generally including up to four specific objectives based on the officer's area of responsibility. We also note the disclosure under Compensation of Our Named Executive Officers, starting on page 20. Please confirm that in future filings you will provide *additional* qualitative disclosure on these objectives and how individual performance contributed to actual compensation for the named executive officers. See Item 402(b)(2)(vii) of Regulation S-K. Please provide us with proposed draft disclosure.

Grants of Plan Based Awards, page 20

2. We reissue comment three of our letter dated August 11, 2011. It appears that the cash incentive compensation plan should be included in the grants of plan based awards table. Please confirm that you will provide such disclosure in future filings. Please provide us with proposed draft disclosure. To the extent that there are no future payments, the company can revise the heading to state "Estimated future payouts under non-equity incentive plan awards." For guidance refer to the Compliance and Disclosure Interpretations Question 120.02.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Shaz Niazi at (202) 551-3121 or Pam Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director